Daniel S. Peale

T: +1 202 842 7835

dpeale@cooley.com

March 14, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn:	Stacie Gorman, Staff Attorney

Ruairi Regan, Staff Attorney

Babette Cooper, Staff Accountant

Wilson Lee, Staff Accountant

Re:	Thayer Ventures Acquisition Corporation II Amendment No. 1 to Draft Registration

Statement on Form S-1 Submitted January 30, 2025

CIK No. 0001872228

Ladies and Gentlemen:

On behalf of Thayer Ventures Acquisition Corporation II (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated February 24, 2025 with respect to Amendment No. 1 to the Company’s’ draft registration statement on Form S-1, confidentially submitted on January 30, 2025. The Company is concurrently filing its Registration Statement on Form S-1, which incorporates changes in response to the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as filed on the date hereof.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed January 30, 2025

Cover Page

1.

We note your response to prior comment 1 and reissue our comment in part. We note your disclosure on page 29 that “in no event will [you] redeem [your] public shares in an amount that would cause [your] net tangible assets to be less than $5,000,001.” Please revise your disclosure in paragraph 4 to reflect this limitation. Please also revise your disclosure on page 29 to reflect the 15% limitation on redemptions. Please refer to Items 1602(a)(2) and 1602(b)(3) of Regulation S-K.

Cooley LLP 1299 Pennsylvania Avenue NW Suite 700 Washington, DC 20004-2400

t: +1 202 842 7800 f: +1 202 842 7899 cooley.com

U.S. Securities and Exchange Commission

March 14, 2025

Page Two

Response: In response to the Staff’s Comment, the Company has revised the disclosure on the cover page and on pages 29 and 119 of the Registration Statement.

Summary

Initial Business Combination, page 6

2.

We note your response to prior comment 5 and your revisions on pages 9 and 70. Please expand your disclosure in the summary to clarify that the financing arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. Further, please disclose that the financing arrangements are intended to ensure a return on investment to the investors in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity. Please refer to Item 1602(b)(5) of Regulation S-K.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on pages 9 and 69 of the Registration Statement.

Ability to extend time to complete initial business combination, page 24

3.

We note your response to prior comment 11 and reissue in part. Please disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

Response: The Company respectfully advises the Staff that the Company no longer expects to seek extensions of the completion window and accordingly has revised the disclosure on the cover page and on pages 1, 6, 24, 34, 50, 61 and 105 of the Registration Statement.

Limited Payments to Insiders, page 35

4.

We note in response to prior comment 12 you removed disclosure on page 143 indicating that you may pay a finder’s fee, advisory fee, consulting fee, or success fee. However, it appears you added disclosure to the same effect on page 39. Please revise or advise.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on page 38 of the Registration Statement.

Conflicts of Interest, page 36

5.

Please reconcile your disclosure on page 36 that [e]ach of our officers and directors presently has, and any of them in the future may have, additional, fiduciary or contractual obligations to another entity, including private funds under the management of Thayer Ventures and their respective portfolio companies, pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, with your disclosure on page 37 that we do not believe that the fiduciary duties or contractual obligations of our officers or directors will materially impact our ability to complete our initial business combination, because the entities to which our officers and directors owe fiduciary duties or contractual obligations are not themselves in the business of engaging in business combinations.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on pages 14, 37, 38, 67 and 111 of the Registration Statement.

Cooley LLP 1299 Pennsylvania Avenue NW Suite 700 Washington, DC 20004-2400

t: +1 202 842 7800 f: +1 202 842 7899 cooley.com

U.S. Securities and Exchange Commission

March 14, 2025

Page Three

Proposed Business

Accomplished Leadership Team with Track Record, page 105

6.

Please further revise your disclosure in response to prior comment 22 to disclose clearly the level of redemptions for each of Thayer Ventures Acquisition Corporation and ExcelFin Acquisition Corporation.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on page 104 of the Registration Statement.

Cooley LLP 1299 Pennsylvania Avenue NW Suite 700 Washington, DC 20004-2400

t: +1 202 842 7800 f: +1 202 842 7899 cooley.com

U.S. Securities and Exchange Commission

March 14, 2025

Page Four

Please contact me at (202) 842-7835 or Milson C. Yu at (650) 843-5296 with any questions or further comments regarding our responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely /s/ Daniel S. Peale
Daniel S. Peale

cc:	Mark E. Farrell, Thayer Ventures Acquisition Corporation II

Christopher Hemmeter, Thayer Ventures Acquisition Corporation II

John T. McKenna, Cooley LLP

Milson C. Yu, Cooley LLP

Jonathan Ko, Paul Hastings LLP

Cooley LLP 1299 Pennsylvania Avenue NW Suite 700 Washington, DC 20004-2400

t: +1 202 842 7800 f: +1 202 842 7899 cooley.com